UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

EVOKE PHARMA, INC.

(Name of Subject Company (Issuer))

QOL-EOS MERGER SUB, INC.

(Offeror)

a wholly owned subsidiary of

QOL MEDICAL, LLC

(Offeror)

(Name of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.0001 par value

(Title of Class of Securities)

30049G302

(CUSIP Number of Class of Securities)

Matthew L. Wotiz

QOL Medical, LLC

3405 Ocean Drive

Vero Beach, Florida 32963

(866) 469-3773

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With Copies to:

John C. Connery Jr.

Roland S. Chase

Hill Ward Henderson

101 E. Kennedy Blvd., Suite 3700

Tampa, Florida 33602

(813) 221-3900

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by (i) QOL-EOS Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of QOL Medical, LLC, a Delaware limited liability company (“Parent”), and (ii) Parent. This Schedule TO relates to the offer by Purchaser (the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Evoke Pharma, Inc., a Delaware corporation (“Evoke”), at a price of $11.00 per Share, in cash, without interest and subject to any withholding of taxes required by applicable legal requirements. The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

The Agreement and Plan of Merger, dated as of November 3, 2025 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Evoke, Parent and Purchaser, a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4, 5, 6 and 11 of this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Evoke Pharma, Inc., a Delaware corporation. Evoke’s principal executive offices are located at 420 Stevens Avenue, Suite 230, Solana Beach, California 92075. Evoke’s telephone number is (858) 345-1494.

(b) This Schedule TO relates to the outstanding Shares. Evoke has advised Purchaser and Parent that, as of November 10, 2025 (the most recent practicable date): (i) 1,722,409 Shares were issued and outstanding, (ii) 1,635,851 Shares were issuable pursuant to outstanding warrants, and (iii) 278,343 Shares were issuable pursuant to outstanding stock options. In addition, up to 258,539 Shares were reserved for future issuance under Evoke’s 2013 Equity Incentive Plan and 10,323 were reserved for future issuance and authorized for purchase under the Company’s 2013 Employee Stock Purchase Plan (the “Company ESPP”) prior to or concurrently with the final exercise dates under the Company ESPP.

(c) The information set forth in Section 6 — “Price Range of Shares; Dividends on the Shares; Effect of the Offer on the Market for Shares” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of the Filing Person.

(a) – (c) This Schedule TO is filed by Purchaser and Parent. The information set forth in Section 8 — “Certain Information Concerning Parent and Purchaser” of the Offer to Purchase and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) (1)(i) – (viii), (xii), (a)(2)(i) – (iv), (vii) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	the “Introduction”

•	Section 1 — “Terms of the Offer”

•	Section 2 — “Acceptance for Payment and Payment for Shares”

•	Section 3 — “Procedures for Accepting the Offer and Tendering Shares”

•	Section 4 — “Withdrawal Rights”

•	Section 5 — “Material U.S. Federal Income Tax Consequences”

•	Section 10 — “Background of the Offer and the Merger; Past Contacts or Negotiations with the Company”

•	Section 11 — “The Merger Agreement; Certain Other Agreements”

•	Section 12 — “Purpose of the Offer; Plans for the Company”

•	Section 13 — “Certain Effects of the Offer”

•	Section 15 — “Conditions to the Offer”

•	Section 16 — “Certain Legal Matters; Regulatory Approvals”

•	Section 17 — “Appraisal Rights”

•	Section 19 — “Miscellaneous”

(a)(1)(ix) – (xi), (a)(2)(v) – (vi) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	the “Introduction”

•	Section 8 — “Certain Information Concerning Parent and Purchaser”

•	Section 10 — “Background of the Offer and the Merger; Past Contacts or Negotiations with the Company”

•	Section 11 — “The Merger Agreement; Certain Other Agreements”

•	Section 12 — “Purpose of the Offer; Plans for the Company”

•	Schedule I

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (c)(1) – (7) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	the “Introduction”

•	Section 6 — “Price Range of Shares; Dividends on the Shares; Effect of the Offer on the Market for Shares”

•	Section 10 — “Background of the Offer and the Merger; Past Contacts or Negotiations with the Company”

•	Section 11 — “The Merger Agreement; Certain Other Agreements”

•	Section 12 — “Purpose of the Offer; Plans for the Company”

•	Section 13 — “Certain Effects of the Offer”

•	Section 14 — “Dividends and Distributions”

•	Schedule I

Item 7.	Source and Amount of Funds or Other Consideration.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 9 — “Source and Amount of Funds”

(b) and (d) — Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 8 — “Certain Information Concerning Parent and Purchaser”

•	Section 11 — “The Merger Agreement; Certain Other Agreements”

•	Section 12 — “Purpose of the Offer; Plans for the Company”

•	Schedule I

(b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 8 — “Certain Information Concerning Parent and Purchaser”

•	Schedule I

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 3 — “Procedures for Accepting the Offer and Tendering Shares”

•	Section 10 — “Background of the Offer and the Merger; Past Contacts or Negotiations with the Company”

•	Section 18 — “Depositary, Information Agent and Solicitation Agent; Fees and Expenses”

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 8 — “Certain Information Concerning Parent and Purchaser”

•	Section 10 — “Background of the Offer and the Merger; Past Contacts or Negotiations with the Company”

•	Section 11 — “The Merger Agreement; Certain Other Agreements”

•	Section 12 — “Purpose of the Offer; Plans for the Company”

(a)(2) Not applicable.

(a)(3) Not applicable.

(a)(4) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 6 — “Price Range of Shares; Dividends on the Shares; Effect of the Offer on the Market for Shares”

(a)(5) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 16 — “Certain Legal Matters; Regulatory Approvals”

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 17, 2025.*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Notice of Guaranteed Delivery.*

(a)(1)(F)	Summary Advertisement, dated November 17, 2025.*

(a)(5)(A)	Joint press release issued by Evoke Pharma, Inc. and QOL Medical, LLC, dated November 4, 2025 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by QOL Medical, LLC with the SEC on November 4, 2025).

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of November 3, 2025, by and among Evoke Pharma, Inc., QOL Medical, LLC and QOL-EOS Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Evoke Pharma, Inc. on November 4, 2025).**

(d)(2)	Mutual Confidentiality Agreement, dated as of April 7, 2025, by and between QOL Medical, LLC and Evoke Pharma, Inc. *

(d)(3)	Form of Insider Support Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Evoke Pharma, Inc. on November 4, 2025).

(d)(4)	Form of Key Company Stockholder Support Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Evoke Pharma, Inc. on November 4, 2025).

(d)(5)	Transition Services Agreement, dated as of November 3, 2025, by and between Evoke Pharma, Inc., Matthew D’Onofrio and QOL Medical, LLC (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by Evoke Pharma, Inc. on November 4, 2025).**

(d)(6)	Transition Services Agreement, dated as of November 3, 2025, by and between Evoke Pharma, Inc., Mark Kowieski and QOL Medical, LLC (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed by Evoke Pharma, Inc. on November 4, 2025).**

(d)(7)	Transition Services Agreement, dated as of November 3, 2025, by and between Evoke Pharma, Inc., Marilyn R. Carlson and QOL Medical, LLC (incorporated by reference to Exhibit 10.9 to the Current Report on Form 8-K filed by Evoke Pharma, Inc. on November 4, 2025).**

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table.*

*	Filed herewith.
**

Certain exhibits and schedules have been omitted pursuant to Instruction 1 to Item 1016 of Regulation M-A. Parent hereby undertakes to furnish supplemental copies of any of the omitted schedules upon request by the SEC.

Item 13.	Information Required by Schedule 13e-3.

Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

QOL-EOS Merger Sub, Inc.

By:	/s/ Matthew Wotiz
	Name:	Matthew Wotiz
	Title:	Secretary

QOL Medical, LLC

By:	/s/ Matthew Wotiz
	Name:	Matthew Wotiz
	Title:	Vice President, Business Development

Date: November 17, 2025